Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122989

May 24, 2005

Dear Depositor:

     You recently submitted order forms to purchase shares of our common stock in our subscription offering which expired on May 19, 2005. The subscription offering is being conducted in connection with our “second-step” conversion. Your order forms indicated you were subscribing for the maximum number of shares then allowed and that you would be interested in purchasing more shares if the purchase limitations were further increased.

     On May 23, 2005, we announced that the purchase limitation applicable to a group has been increased from 3 million shares to 10 million shares but that the individual purchase limitation of 1 million shares remained unchanged.

     If you would like to increase your subscription, please complete and return the enclosed order form along with full payment for the shares no later than noon on Friday, May 27, 2005. Payment must be made by certified check, bank check or wire transfer. If you prefer to pay by wire transfer, please contact our Stock Information Center at 1-866-890-4272 to obtain wire instructions.

     Thank you for your continued interest in Hudson City Bancorp.

Sincerely,